AMENDED AND RESTATED SCHEDULE A

DATED SEPTEMBER 9, 2026

TO SYMMETRY PANORAMIC TRUST

ETF DISTRIBUTION PLAN

DATED JUNE 18, 2025

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
Symmetry Panoramic Sector Momentum ETF	0.25%
Symmetry Panoramic International Country Momentum ETF	0.25%